UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                          SCHEDULE 13G

            Under the Securities Exchange Act of 1934
                         (Amendment No. )*

                        Furr's/Bishop's Inc.
                          (Name of Issuer)

                           Common Stock
                 (Title and Class of Securities)

                          361115504
                         (CUSIP Number)











     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        SCHEDULE 13G

CUSIP No.361115504                                    Page 2 of 4

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Principal Mutual Life Insurance Company

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)
                                                            (b)

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION

         Principal Mutual Life Insurance Company   State of Iowa



NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

          5    SOLE VOTING POWER

          Principal Mutual Life Insurance Company              0

          6    SHARED VOTING POWER

          Principal Mutual Life Insurance Company         3,286,701

          7    SOLE DISPOSITIVE POWER

          Principal Mutual Life Insurance Company              0

          8    SHARED DISPOSITIVE POWER

          Principal Mutual Life Insurance Company         3,286,701

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          Principal Mutual Life Insurance Company         3,286,701

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES*

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          Principal Mutual Life Insurance Company              6.8%

12   TYPE OF REPORTING PERSON*

          Principal Mutual Life Insurance Company              HC
Schedule 13G

ITEM 1(a) Name of Issuer:                           Furr's \
Bishop's Inc.

ITEM 1(b) Address of Issuer's Principal Executive Offices:

                                               6901 Quaker Avenue
                                               Lubbock, TX  79413

ITEM 2(a) Name of Persons Filing:
     Principal Mutual Life Insurance Co.

ITEM 2(b)Address of Principal Business Office:
     Principal Mutual Life Ins. Co.
     711 High Street
     Des Moines, IA  50392-0088

ITEM 2(c)Citizenship:
     Principal Mutual Life Insurance Co. - State of Iowa

ITEM 2(d)Title of Class of Securities:  Common Stock

ITEM 2(e)CUSIP Number:  361115504

ITEM 3: This statement is filed pursuant to Rule 13d-1(b) by a person who is a parent holding company in accordance with Section
240.13d-1(b)(1)(ii)(G).

ITEM 4:     Ownership:

(a) Amount Beneficially Owned:

3,286,701 Shares Common Stock presently held by Principal Mutual

(b) Percent of Class:

6.75%     Principal Mutual Life Insurance Co.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

0 Principal Mutual Life Insurance Co.

(ii) Shared power to vote or to direct the vote:

3,286,701 Shares Common Stock presently held by Principal Mutual

          Life Ins. Co.

(iii) Sole power to dispose or to direct the disposition of:

0 Principal Mutual Life Ins. Co.

(iv) Shared power to dispose or to direct the disposition of:

3,286,701 Shares Common Stock presently held by Principal Mutual
          Life Insurance Co.

ITEM 5:     Ownership of 5% or Less of Class:  Not Applicable

ITEM 6:     Ownership of More than 5% on Behalf of Another Person:
Not
Applicable

ITEM 7: Identification and Classification of the Subsidiary which Acquired the Security being Reported on by the Parent Holding
Company:  See Exhibit attached

ITEM 8:     Identification and Classification of Members of the
Group:  Not Applicable

ITEM 9:     Notice of Dissolution of Group:  Not applicable

ITEM 10: Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                          SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PRINCIPAL MUTUAL LIFE INSURANCE COMPANY
By:  INVISTA CAPITAL MANAGEMENT, INC.


By /s/ Lisa M. Smith
Lisa M. Smith, Financial & Compliance Officer


Dated this 14th day of February, 1997.